FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For April 2, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F    X        Form 40-F
                           _____                 _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No    X
                                _____         _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS


Item
1.            Press release dated March 3, 2003
2.            Press release dated March 3, 2003
3.            Press release dated March 4, 2003
4.            Press release dated March 4, 2003
5.            Press release dated March 11, 2003
6.            Press release dated March 12, 2003
7.            Press release dated March 12, 2003
8.            Press release dated March 25, 2003

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 2, 2003
                                                  ARM HOLDINGS PLC.


                                                  By:  /s/Tim Score
                                                       ------------
                                                  Name: Tim Score
                                                  Title: Chief Financial Officer

                                                                          ITEM 1

                      ARM ANNOUNCES AMBA SYSTEMC INTERFACE
                         TO ENABLE SYSTEM-LEVEL DESIGN

       ARM creates new version of industry standard with co-operation of industry-leading design tool and IP providers

CAMBRIDGE, UK - Mar. 3, 2003 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced the availability of the AMBA(TM) 2 Transfer-Layer SystemC(TM) interface specification. The specification is the culmination of a collaboration involving ARM, Synopsys, Inc., Cadence Design Systems, and CoWare Inc., to deliver a standard for connecting system-level design IP that is endorsed by the industry-leading design tool and intellectual property (IP) providers. The new methodology will enable designers of complex systems to use IP built according to the interface specification for the exploration of AMBA methodology-based SoC architectures. By using this methodology along with matching RTL IP for AMBA components and a System-to-RTL verification methodology, customers can reduce time-to-market for AMBA technology-based designs.

In the development of the specification, ARM has also sought feedback from partners such as Mentor Graphics, Motorola, Philips Semiconductor, STMicroelectronics and Verisity to ensure broad industry endorsement, thus enabling wide adoption of the new standard.

"This new specification is another example of ARM's commitment to working with its Partners to develop and promote open standards from which the whole design community can benefit," said Jonathan Morris, systems program manager, ARM. "The SystemC interface specification adds a powerful new dimension to the AMBA methodology, and will bring significant benefits to the AMBA technology-based designer. The acceleration of design exploration and verification that SystemC brings will yield improvements in both time-to-market and quality of design."

"System-level design teams are successfully using CoCentric(R) System Studio with our Transfer-Level AMBA models for architecture optimization and software verification," said Johannes Stahl, director of marketing, System Level Design, Synopsys. "Contributing our experience to the new interface specification helps ensure that best-in-class system-level modeling solutions for AMBA technology-based design become available."

"The AMBA 2 Transfer-level interface specification will help enable early transaction-level verification of complex designs and their embedded software," said Rahul Razdan, corporate vice president and general manager, Systems Verification group, Cadence. "This type of capability is critical in delivering unified verification from system design to system design-in across design chains."

"Transfer-layer modeling has shown enormous benefits to our customers, but needed a standard to enable IP to be interoperable in SystemC," said John MacDermott, director of Business Development, CoWare, Inc. "We have used our experience to produce an AMBA specification that will help designers with their IP needs, enabling them to realize the full benefits of System-Level design."

Availability
The AMBA 2 Transfer-Layer SystemC interface specification will be available for public release in mid-Q2 of this year. The interface specification will be open and free of any charges. A copy will be available from the ARM website. To protect the integrity of the AMBA technology, the specification is made available under a simple license agreement broadly in line with the widely-accepted AMBA 2.0 specification licensing agreement.

About AMBA
The AMBA specification is an established, open methodology that serves as a framework for SoC designs, effectively providing the `digital glue' that binds IP cores together. It is the backbone of ARM's design reuse strategy and has been adopted by a large part of the industry including more than 90 percent of ARM's Partners, and a large number of non-ARM IP providers. The specification has been downloaded by more than 4,000 design engineers and implemented in hundreds of ASIC designs.

With a wide third-party IP base and extensive EDA tool support from many of the industry's leading EDA suppliers, the AMBA methodology provides a quality solution for interface-based design of high-performance systems. Since the AMBA interface is processor and technology independent, it enhances the reusability of peripheral and system macrocells across a wide range of silicon processes.

About SystemC and OSCI
The Open SystemC(TM) Initiative (OSCI) is an independent, not-for-profit organization composed of a broad range of companies, universities and individuals dedicated to supporting and advancing SystemC as an open source industry standard for system-level design. SystemC is the standard design and verification language built in C++ that spans from concept to implementation in hardware and software. The SystemC platform, that includes the SystemC specification source code and reference manual, can be downloaded at http://www.systemc.org.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

                                      ENDS
ARM is a registered trademark of ARM. AMBA is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          ITEM 2

Editorial Contacts:

Eileen Hunt                                                     Michelle Spencer
Synopsys, Inc.                                                  ARM Ltd.
650-584-5374                                                    +44 1628 427780
elhunt@synopsys.com

Darren Ballegeer
Edelman Public Relations
(650) 429-2735
darren.ballegeer@edelman.com


              ARM AND SYNOPSYS ANNOUNCE AVAILABILITY OF REFERENCE
                  METHODOLOGY FOR ALL SYNTHESIZABLE ARM CORES

        Streamlined Process Speeds Deployment Time and Increases Quality
                           of ARM Core Implementation

CAMBRIDGE, UK AND MOUNTAIN VIEW, CA. - March 3, 2003 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, and Synopsys, Inc. (Nasdaq:SNPS), the world leader in integrated circuit (IC) design software, today announced the availability of the ARM-Synopsys Reference Methodology as an integral part of all ARM(R) synthesizable cores. The ARM-Synopsys Reference Methodology significantly streamlines the process used by ARM Partners to port synthesizable ARM microprocessor cores to their chosen technologies, by reducing the time required to harden and model the core from months to weeks.

The new ARM11(TM) core family, announced at the end of 2002, was the first synthesizable ARM core to be released with the ARM-Synopsys Reference Methodology fully integrated into the product. All ARM synthesizable core families-- the ARM7(TM) family, the ARM9E(TM) family, the ARM10E(TM) family and the ARM11 family -- have now been upgraded to include the ARM-Synopsys Reference Methodology as an integral part of the product.

"Providing a superior reference design flow is strategic to our business," said Simon Segars, excective vice president, engineering at ARM. "When we enable ARM partners to do their own physical implementation starting from synthesizable ARM cores, we must provide proven methods for retaining compliance with our architecture in their implementation process. Our ongoing collaboration with Synopsys is enabling us to maintain our target of ARM core use being as easy as deploying a compiled RAM cell, thereby giving our partners a significant market advantage."

The ARM-Synopsys Reference Methodology provides an efficient, proven route from the register transfer level (RTL) to GDSII, creating a core that is compliant with the ARM architecture, and which has the necessary models required to deploy it as a reusable component. This "application specific" hardening enables ARM partners to benefit from the flexibility of a soft core while maintaining the predictability, performance and ease of deployment of a hard core.

"The ARM-Synopsys Reference Methodology takes full advantage of Synopsys' complete RTL-to-GDSII tool flow including, the new SoC test automation solution in Synopsys' DFT Compiler SoCBIST," said Rich Goldman, vice president of Strategic Market Development at Synopsys. "The key components of the ARM-Synopsys Reference Methodology -- Design Compiler, Physical Compiler, Astro, and PrimeTime -- are also the anchors of our recently announced Galaxy(TM) Design Platform. We will continue working with mutual customers to accelerate their deployment of ARM's synthesizable cores."

Availability
The ARM-Synopsys Reference Methodology is available now from ARM, as an integral part of the latest release of each synthesizable core and supports the following Synopsys tools: Floorplan Compiler, HDL Compiler(TM), DFT Compiler(TM) SoCBIST, Physical Compiler(R), DC Ultra(TM), Power Compiler(TM), Design Compiler(R), PrimeTime(R), DesignWare(R), TetraMAX(R), Formality(R), VCS(TM) and Astro(TM). The Reference Methodology is modular and based on standard interfaces allowing for the integration of complementary tools.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/

About Synopsys
Synopsys, Inc. (Nasdaq:SNPS) is the world leader in electronic design automation
(EDA) software for integrated circuit (IC) design. The company delivers technology-leading IC design and verification platforms to the global electronics market, enabling the development of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and is located in more than 60 offices throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com/.

                                      ENDS

ARM is a registered trademark of ARM Limited. ARM7, ARM9E, ARK10E and ARM11 are trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co.Ltd.

Synopsys, Design Compiler, DesignWare, Formality, Physical Compiler, PrimeTime and TetraMAX are registered trademarks of Synopsys, Inc. Astro, Design Compiler, DCUltra, DFT Compiler, Galaxy, HDL Compiler, Power Compiler and VCS are trademarks of Synopsys, Inc. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

                                                                          ITEM 3

           UNDER EMBARGO UNTIL 10AM UK TIME ON TUESDAY, 4 MARCH 2003

                    ARM OPEN NEW TRAINING CENTER IN GERMANY

CAMBRIDGE, UK - Mar. 4, 2003 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced the expansion of the ARM(R) Approved Training Center (ATC) Program with the opening of a new training center in Hannover, Germany.

Doulos Central Europe, a new venture for the UK-based European leader in independent system-on-chip (SoC) design experience, is a development of their longstanding partnership with Mikroelektronik Akademie. Under the agreement, Doulos will build on the expertise of the Akademie to provide training throughout Germany from their headquarters in Hannover. Their in-house expertise supports training and project services in an expanding portfolio including:
VHDL, Verilog(R), SystemC(TM), Handel-C, Perl, Tcl/Tk, e and design verification. Public courses are delivered in the local languages in the UK, France and Germany, with onsite courses delivered worldwide.

"Germany has traditionally been a very strong market for ARM training, with many of ARM's major Partners having development facilities in the country," said Chris Shore, ATC Program manager at ARM. "The partnership with Doulos brings one of the established names in ASIC design methodology training into the market and ensures that, through our training Partners, we can continue to successfully meet the training needs of the large and diverse market in Germany."

Doulos has been providing a broad training portfolio in the Europe for over a decade and have historically been at the leading-edge of design methodologies and new technology. By joining the ARM Training Center program, they are able to bring this experience to the growing community of ARM system developers in Germany.

"We have made a strategic decision to expand our training expertise into the German market," said Rob Hurley, managing director at Doulos. "The partnership with ARM, and the support we receive from them, is a key part of the strategy to bring high-quality training to the developers of ARM Powered(R) products."

The ARM Training Center program now includes nine companies worldwide and has facilitated significant net growth in ARM training activity. Each member company brings different skills and expertise to the program, which increases the variety of ARM training available to all developers.

About the ARM Training Center (ATC) Program
The ATC program has been established to satisfy the growing demand for training in ARM technology for ARM semiconductor Partners, OEMs and design centers worldwide. Through the program, ARM recruits and works with a network of approved Partners who are trained, qualified, and equipped with ARM material and software tools, enabling them to provide high-quality, certified training into their own markets and regions.

ATC partners must go through a strict qualification process to become an ARM Approved Training Center. This includes an assessment of their success in the marketplace, intensive training for their teaching staff, and a facilities audit. All ATC partners are continuously monitored to ensure that the quality of training remains high.

Current ARM Approved Training Centers include Microconsult GmbH in Munich, Germany; Phoenix Technologies in Tel Aviv, Israel; Vitals Systems in South Korea; Finesse IT Partners in Taiwan; Yokogawa Digital Computer in Japan; ANDOR System Support in Japan; Multi Video Designs in Toulouse, France; Watertek Information Technology in China.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

                                    - ends -

ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          ITEM 4

                   UNDER EMBARGO UNTIL TUESDAY, 4 MARCH 2003

For more information, please contact:

Karin Gilles
The Hoffman Agency for Cadence Design Systems, Inc.
408-975-3038
kgilles@hoffman.com

Michelle Spencer
ARM
+44 1629 427780
michelle.spencer@arm.com (plus regional agency contacts)


               ARM AND CADENCE ESTABLISH NEW FIVE-YEAR AGREEMENT
                      TARGETING DESIGN CHAIN OPTIMIZATION

     Further collaboration to accelerate mutual customers' Design-to-Volume, built on previous success of more than 30 ARM Core-Based SoCs

SAN JOSE, CA., AND CAMBRIDGE, UK - Mar. 4, 2003 - Cadence Design Systems, Inc. (NYSE: CDN), and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced at DATE, Munich, a new five-year agreement targeting design chain optimization for their mutual customers. With this agreement, ARM is providing direct access to ARM IP in order to facilitate optimization of Cadence(R)design and verification solutions on ARM(R)core-based SoCs.

The cooperation between ARM and Cadence will enable customers to incorporate different ARM cores into the newly announced Cadence Incisive(TM) verification solution for high-speed verification. As a result, customers will be able to build systems with verified, reusable hardware and software IP blocks faster and with greater confidence that the systems will be manufacturable the first time.

"In today's SoC design environment, reusable IP and design tools need to work `hand-in-glove' in order to create a design consistency and repeatability in as short a time as possible. It is no longer possible to get premium performance from the latest IP without working with the EDA vendors simultaneously," said Mike Inglis, executive vice president of marketing at ARM. "This new agreement will enable Cadence to leverage access to our IP for the benefit of our mutual customers, enabling a better SoC design experience."

This agreement builds on the companies' existing cooperation on verification, verification acceleration/emulation, signal integrity and design services. Cadence was the first member of ATAP(TM), the ARM technology access program, and has delivered more than 30 successful tape-outs of ARM Powered(R) designs through its Design Foundry services business. The two companies are currently working on improving design chain interoperability via standardized models and validation suites for the ARM AMBA(TM) bus using the SystemC modeling language.

"STEPMIND designs and delivers some of the most innovative systems on the market today for GSM/GPRS/EDGE like the GSM/GPRS/EDGE baseband processor and Four-band GSM RF transceiver. Our design-to-volume will benefit immensely from this alliance," said Alain Jolivet, chairman of STEPMIND. "The combination of pre-verified ARM IP and Cadence software will reduce the risks and turnaround time for our customers and provide us with the comprehensive, best-in-class SoC design and verification solutions we need."

Planned deliverables of this collaboration include Cadence Incisive verification tools combined with the ARM Integrator(TM) Logic Tile products for acceleration/emulation and Cadence signal integrity solutions combined with ARM signal integrity libraries for specific foundries. The results will benefit systems designers such as architects, hardware verification engineers and software developers, fabless designers and integrated device manufacturers
(IDMs).

 "ARM is one of the pre-eminent suppliers of IP cores for a significant proportion of Atmel's system-on-chip products," said Michel Guellec, IP integration manager at Atmel "The agreement between ARM and Cadence gives us confidence in continuing to be able to supply right-first-time silicon as we move into nanoscale technology."

"We are enthusiastic about the growing collaboration between ARM and Cadence. We are committed to optimizing the industry design chain to accelerate our customers' design-to-volume," said Penny Herscher, chief marketing officer at Cadence. "This agreement will enable our customers to take full advantage of our advanced technology when designing with ARM IP."

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com

About Cadence
Cadence is the largest supplier of electronic design technologies, methodology services, and design services. Cadence solutions are used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. With approximately 5,300 employees and 2002 revenues of approximately $1.3 billion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, Calif., and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services are available at www.cadence.com.

                                      ENDS

Cadence and the Cadence logo are registered trademarks and Incisive is a trademark of Cadence Design Systems, Inc. All other trademarks are the property of their respective owners.

ARM and ARM Powered are registered trademarks of ARM Limited. ATAP, AMBA and Integrator are trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co.Ltd.

                                                                          ITEM 5

UNDER EMBARGO UNTIL 10AM UK TIME ON MONDAY, 11 MARCH 2003


Mar. 11, 2003


                                 MEDIA ADVISORY


                 ARM REALVIEW IN-CIRCUIT EMULATOR NOW SHIPPING

What: The ARM(R)RealViewICE (In-Circuit Emulator) is now shipping worldwide. The RealViewICE product provides JTAG run control and high-speed download (up to 600 KBytes/second over 10 MHz
                JTAG). This level of performance is enabled by Ethernet or USB high-speed host connections.

                The RealViewICE emulator is part of the comprehensive family of RealView(R) development tools that address all the needs of ARM core-based developers. When coupled with the RealView Debugger on Windows, Solaris, or Linux, the RealViewICE emulator provides a hardware-based debugging solution that supports the full range of ARM cores

Who: ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/devtools/RVICE

Pricing and     RealView ICE is available now from ARM priced at $3,500.
availability:
                                    - ENDS -


ARM and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          ITEM 6

UNDER EMBARGO UNTIL 10AM UK TIME, WEDNESDAY, 12 MARCH 2003


                   ARM ANNOUNCES CERTIFIED EEMBC BENCHMARKING
            SCORES FOR ARM10(TM)FAMILY CORE ON ALL FIVE EEMBC SUITES

     Improvements in performance, flexibility and functionality derived from earlier benchmarking work

CAMBRIDGE, UK - Mar. 12, 2003 - ARM, [(LSE: ARM) (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced fully-certified EEMBC (Embedded Microprocessor Benchmark Consortium) benchmark scores for the ARM1026EJ-S(TM) microprocessor core, independently certified by the EEMBC Certification Laboratories (ECL) and certified across all five of the EEMBC benchmarking suites.

The EEMBC benchmarking suites are designed to represent the performance of embedded microprocessors in a variety of real-world applications. Compared to other benchmarking techniques, such as Dhrystone MIPS, EEMBC benchmarks present system developers with a more accurate guide to microprocessor core selection for specific applications. The ARM1026EJ-S microprocessor scores show that the core performs particularly well in the automotive/industrial and consumer suites.

The ARM1026EJ-S core offers developers of ARM(R) microprocessor core-based solutions greater levels of flexibility and increased performance and functionality in the development of SoCs. These features were introduced in moving to the synthesizable ARM1026EJ-S core and were designed for greater configurability and ease of integration into SoC designs. Some of the innovative architectural ideas in the ARM1026EJ-S core were implemented as a result of extensive performance analysis using the EEMBC benchmark suite during the development process. By building on the high performance, power-efficient ARM1020E(TM) solution, ARM was able to concentrate its efforts on optimisations including improved branch prediction, an enhanced Bus Interface Unit, the addition of a return stack, and enhancements to the core's data paths.

The EEMBC scores for the ARM1026EJ-S core and the ARM1020E core are as follows:



Suite                   ARM1026EJ-S Core    ARM1020E Core      Mark

Telecommunications            3.94               4.1           Telemarks(TM)

Office Automation            246.92             206.2          OAmarks(TM)

Automotive/Industrial        142.75             120.49         Automarks(TM)

Consumer                      23.86              19.3          Consumermarks(TM)

Networking                     5.4               5.4           Netmarks(TM)



Scores shown in the above table are "out of the box" (un-optimized) scores and are based on a simulated 0.13(mu)m LV process, run at 325MHz and using the ARM RealView(R) Compiler Tools v2.0 for code compilation.

"EEMBC benchmark scores are a valuable asset to system designers providing a highly reliable view of embedded microprocessor performance in real-world application scenarios," said Markus Levy, president, EEMBC. "The value that the EEMBC methodology delivers is proven by ARM in its intelligent use of the EEMBC benchmark suite to improve the design and performance of the ARM1026EJ-S core, benefiting system developers and the end products where their designs are ultimately used."

"Because of today's ultra competitive markets, getting the cost versus performance trade-off exactly right is a necessity. Benchmarking across all of the EEMBC suites showed us where we could make microarchitectural improvements to the ARM1026EJ-S core," said Simon Segars, executive VP engineering, ARM. "Not only were we able to increase the efficiency of the ARM1026EJ-S core, we were also able to add increased configurability and functionality, while keeping the core size small. For around 4 square millimetres of 0.13um silicon, a cached ARM1026EJ-S processor core will deliver an unprecedented level of performance, functionality and configurability within an extremely tight power profile."

The ARM1026EJ-S core implements the ARMv5TEJ instruction set and includes extensions of the ARM architecture, including the Thumb(R) 16-bit instruction set, DSP instruction extensions and Jazelle(R) technology for Java(R) bytecode acceleration. The core is unique in its implementation, with support for both a Memory Protection Unit (MPU) for running Real-Time Operating Systems (RTOS) and a Memory Management Unit (MMU) for running Platform Operating Systems (OS). This makes the ARM1026EJ-S core a code-compatible upgrade solution to both the industry-proven ARM926EJ-S(TM) and ARM946E-S(TM) cores.

Support for the optional IEEE754 compliant VFP10(TM) Vector Floating-Point Coprocessor and the ETM10RV(TM) Embedded Trace Macrocell(TM) are also included, making the core an excellent choice for demanding embedded and platform OS applications including automotive powertrain systems, wireless Local Area Network (LAN) solutions, and digital set-top boxes.

In a 0.13 um process, the ARM1026EJ-S core logic occupies a die area of just 2.7mm2, consumes less than 0.5mW/MHz, and is capable of delivering more than 300MHz under worst case conditions. This makes it one of the smallest, highest performance, synthesizable, 32-bit RISC microprocessor cores available today.

About EEMBC and ECL
EEMBC develops and certifies real-world benchmarks and benchmark scores to help designers select the right embedded processors for their systems. Every processor submitted for EEMBC(R) benchmarking is tested for parameters representing different workloads and capabilities in communications, networking, consumer, office automation, automotive/industrial, embedded Java, and microcontroller-related applications. With members including leading semiconductor, intellectual property, and compiler companies, EEMBC establishes benchmark standards and provides certified benchmarking results through the EEMBC Certification Labs (ECL) in Texas and California.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/

                                      ENDS

ARM, Thumb, Jazelle and RealView are registered trademarks of ARM Limited. ARM926EJ-S, ARM946E-S, ARM10, ARM1020E, ARM1026EJ-S, VFP10 and ETM10RV are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

EEMBC is a registered trademark of the Embedded Microprocessor Benchmark Consortium.

                                                                         ITEM 7

UNDER EMBARGO UNTIL 10AM UK TIME, WEDNESDAY, 12 MARCH 2003


  NEW ARM REALVIEW COMPILATION TOOLS FIRST TO SUPPORT ARM C/C++ EABI STANDARD

CAMBRIDGE, UK - Mar. 12, 2003 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced the availability of version 2.0 of its RealView(R) Compilation Tools, a component of the RealView development solution supporting the new ARM C/C++ EABI (Embedded Applications Binary Interface) standard.

Embedded software developers face increasing demands to create highly reliable systems, whilst maintaining low system-build costs, by optimizing memory usage and minimizing power consumption. In order to achieve this when using modern, high-level languages such as C++, they need tools which best utilize their target architecture.

RealView Compilation Tools lead the industry in terms of minimizing code footprint and maximizing code performance, enabling significant memory and power savings. New benefits in version 2.0 include extensive ISO C++ support including namespaces, full template support and real-time type information
(RTTI). The Compilation Tools also provide complete support for all of the ARM(R) processor families, including the recently-announced ARM1136JF-S(TM) core - the first implementation of the new ARMv6 architecture and the winner of the 2002 Microprocessor Report Analysts' Choice Award in the Embedded IP Processors category. No other tool chain provides this level of comprehensive support across the entire ARM processor range. RealView Compilation Tools version 2.0 also sees the first implementation of the emerging ARM C/C++ EABI standard.

The ARM C/C++ EABI is a cross-platform standard developed by ARM, in collaboration with major OS and tools vendors, which specifies how executables and shared objects work together for OS or other execution environments. This standard enables RealView Compilation Tools version 2.0 to be easily integrated with custom development environments and third-party tools that conform to the ARM C/C++ EABI standard. Library developers also benefit as they can create libraries that work with any ARM C/C++ EABI compliant compiler, so increasing the number of compatible standard libraries available for the ARM architecture for many application areas.

"The introduction of the ARM EABI C/C++ standard will have a very positive effect on the way in which software is developed for the ARM architecture," said Philip Kirkpatrick, product manager, ARM Development Systems. "This standard gives developers of ARM Powered(R) products more flexibility and choice when it comes to developing increasingly advanced products."

Symbian is adopting the ARMCC++ EABI system for the Symbian OS.

"Symbian, its customers and licensees need a number of differing compilers; some delivering improved system performance and others delivering developer productivity benefits. By standardizing on the ARM C/C++ EABI, ARM has enabled compiler vendors to deliver this variety to match the needs of the Symbian OS community," said David Wood, EVP Partnering at Symbian. "Symbian is adopting the ARM C++ EABI for system performance and developer productivity improvements in Symbian OS, and RealView Compilation Tools 2.0 for building Symbian OS, beginning with the kernel."

About the ARM RealView Development Solution
RealView tools provide designers with the best solution for creating and analysing systems based on ARM technology. They are designed and used by the same engineers who create the ARM architecture. ARM tools are exposed to the highest level of pre- and post-silicon evaluation and development. As a result, the ARM RealView development solution provides the broadest possible range of support for future ARM architectures and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

The complete ARM RealView development solution includes:
o RealView Compilation Tools including a C and C++ compiler, assembler and linker - now available as a stand-alone package
o RealView debug solution made up of the RealView Debugger module, RealView ICE emulator and RealView Trace module
o  Boards and platforms including the industry-proven Integrator(TM)family

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at htp://www.arm.com.

                                      ENDS

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. ARM1136JF-S and Integrator are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.
Consulting (Shanghai) Co. Ltd.

NEW ARM REALVIEW COMPILATION TOOLS FIRST TO SUPPORT ARM C/C++ EABI STANDARD

                                    - ends -

Insert registered trademarks etc....

For more information, contact:
Michelle Spencer                               David Edwards / Duncan McKean
ARM                                            AxiCom
Tel: +44 (0)1628 427780                        Tel: +44 (0)20 8600 4600
Email:   michelle.spencer@arm.com              Email:  david.edwards@axicom.com/
                                                       duncan.mckean@axicom.com

                                                                         ITEM 8

UNDER EMBARGO UNTIL 10AM UK TIME ON TUESDAY, 25 MARCH 2003

Key message notes for journalists and analysts:

o Wide OS support, Java acceleration and high-performance core ideally placed to drive home networking application devices
o    Raises visibility for the ARM926EJ-S core in the networking space
o    Conexant licensing validates ARM's belief in this new-generation core

                  CONEXANT EXPANDS ARM PORTFOLIO BY LICENSING
             ARM CORE FOR HIGH PERFORMANCE HOME NETWORK PROCESSORS

Agreement Reinforces ARM's Position in Networking Space

CAMBRIDGE, UK - Mar. 25, 2003 - ARM, [(LSE: ARM) (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions today announced that Conexant Systems, Inc. (Nasdaq: CNXT), a worldwide leader in semiconductor solutions for communications applications, has licensed the ARM926EJ-S(TM) embedded processor core for use in its recently launched family of high performance home network processors (HNPs).

"The ARM926EJ-S core is integral to enabling the higher performance of our new home network processor family and enables us to build on our leadership position in network management and security semiconductor solutions," said Chee Kwan, vice president of Broadband Access Products for Conexant's Broadband Communications segment. "With this new core, Conexant is able to leverage our already successful family of home network processors by offering products that support a broad range of uses --from secure wireless connectivity to higher-perfomance tasks such as voice over IP and virtual private network applications."

The ARM926EJ-S core provides a significant increase in speed, and a dual 32-bit AMBA(TM) AHB interface for increased data bandwidth, along with a full complement of operating system (OS) support and ease of synthesis. Conexant's collaboration with ARM also spans the primary family of ARM(R) cores to include the ARM7TDMI(R) core, the ARM920T(TM) core and the ARM940T(TM) core.

"Conexant has used ARM cores in a variety of products and continues to work with ARM processor solutions for high-perfmance networking applications," said Mohamed Ben-Romdhane, director of Intellectual Property and Software for Conexant's Broadband Communications segment. "Our selection of the ARM926EJ-S solution was based on the core's flexibility in supporting a wide range of operating systems, its enhanced DSP technology for voice and video, and its configurable cache and tightly coupled memory -- all of which make it an ideal platform for our next generation of semiconductor solutions for the broadband digital home."

"The market for home network processor applications remains strong. Research firm In-Stat MDR has predicted that the overall number of silicon devices in home networks will grow from 20.5 million in 2002, to more than 167 million devices in 2006, and we see ARM technology as a major technology foundation in that growth," said Mike Inglis, executive VP, Marketing, ARM. "As one of our longest established partners, Conexant's use of the ARM926EJ-S core will enable them to integrate high-performance, flexible features into a wide range of products for use in home network processors and other broadband communications products."

The ARM926EJ-S macrocell is fully synthesizable and features a 32-bit RISC CPU, enhanced DSP functionality, ARM Jazelle(R) technology, flexible size instruction and data caches, tightly coupled memory (TCM) interfaces, memory management unit (MMU) that supports leading operating systems such as the Symbian OS, Linux, and Windows CE. It also provides separate instruction and data AMBA interconnect-compliant AHB interfaces particularly suitable for Multi-layer AHB technology-based systems. The ARM926EJ-S core includes an enhanced 16 x 32-bit multiplier, capable of single cycle MAC operations.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/

About Conexant
Conexant Systems, Inc., a worldwide leader in semiconductor system solutions for communications applications, leverages its expertise in mixed-signal processing to deliver integrated systems and semiconductor products through two separate businesses. The Broadband Communications business develops and delivers integrated solutions that enable digital entertainment and information networks for the home and small office. Mindspeed Technologies(TM), the company's Internet infrastructure business, designs, develops and sells a complete portfolio of semiconductor networking solutions that facilitate the aggregation, transmission and switching of data, video and voice from the edge of the Internet to linked metropolitan area networks. Conexant is headquartered in Newport Beach, Calif. To learn more, visit us at www.conexant.com or www.mindspeed.com.

                                      ENDS

ARM, ARM7TDMI and Jazelle are registered trademarks of ARM Limited. ARM920T, ARM940T, ARM926EJ-S and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.